UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              For December 5, 2002

                             PRIMEWEST ENERGY TRUST
             (Exact Name of Registrant as Specified in Its Charter)

       SUITE 4700, 150 SIXTH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 3Y7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

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                                                                               2


Pursuant to section 146(1) of the Securities Act (Alberta), PrimeWest Energy Trust on December 3, 2002 filed a Material Change Report announcing plans to acquire certain natural gas and crude oil properties in Alberta for approximately $206 million. The Material Change Report is attached hereto as Exhibit A.





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                                                                               3


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   PRIMEWEST ENERGY TRUST



                                   By:  /s/ Dennis Feucheuk
                                        ---------------------------------------
                                        Name:   Dennis G. Feuchuk
                                        Title:  Vice President, Finance &
                                                Chief Financial Officer


Date: December 5, 2002


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                                    EXHIBIT A
                                    ---------



                 MATERIAL CHANGE REPORT UNDER SECTION 146(1) OF
                    THE SECURITIES ACT (ALBERTA) AND SIMILAR
              PROVISIONS OF OTHER PROVINCIAL SECURITIES LEGISLATION


ITEM 1   REPORTING ISSUER:

         PrimeWest Energy Trust (the "TRUST")
         Suite 4700, 150 - 6th Avenue S.W.,
         Calgary, Alberta, T2P 3Y7

ITEM 2   DATE OF MATERIAL CHANGE:

         November 25, 2002

ITEM 3   NEWS RELEASE:

         A press release disclosing the nature and substance of the material change was issued by the Trust on November 25, 2002 and disseminated by Canada Newswire. A copy thereof is attached as Schedule "A".

ITEM 4   SUMMARY OF MATERIAL CHANGE:

         On November 25, 2002, the Trust announced plans to acquire certain natural gas and crude oil properties in Alberta for approximately $206 million. The acquisition will be effected through a wholly-owned subsidiary of PrimeWest Energy Inc. ("PRIMEWEST") and is expected to close December 31, 2002.

         Canadian Imperial Bank of Commerce ("CIBC") has provided an underwritten credit facility in the amount of $490 million that will replace PrimeWest's existing credit facilities, fund the acquisition and provide for existing and future debt.

ITEM 5   FULL DESCRIPTION OF MATERIAL CHANGE:

         On November 25, 2002, PrimeWest and its wholly-owned subsidiary PrimeWest Gas Inc. ("PRIMEWEST GAS") entered into an agreement of purchase and sale with the vendor (the "VENDOR") of two private Canadian exploration and production companies (the "ACQUIRED COMPANIES") and the Acquired Companies themselves, providing for the acquisition by PrimeWest Gas of all of the issued and outstanding shares of the Acquired Companies for cash of approximately $206 million. Of the purchase price, $191 million is attributed by PrimeWest to gas and oil reserves and $15 million is attributed to certain natural gas processing assets.

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                                       -2-


         The acquisition is expected to close on December 31, 2002 subject to regulatory and other conditions which are typical of transactions of this nature. The scheduled closing date may be extended up to 15 business days in certain circumstances.

         CIBC has provided an underwritten credit facility in the amount of $490 million that will replace the Trust's existing credit facilities, fund the acquisition and provide for existing and future debt.

         The Acquired Companies are Alberta corporations which own primarily natural gas properties in the Western Canadian Sedimentary Basin, with much of these properties in the Caroline and Peace River Arch areas. Production from the properties is currently approximately 6,500 BOE per day. The properties are characterized by high per barrel margins as a result of premium revenue streams attributable to liquids rich, high heating content natural gas combined with a low operating cost structure. A number of production and reserve enhancement opportunities have been identified which will be pursued in 2003 and 2004.

         The natural gas processing midstream assets principally relate to the Valhalla gas processing plant located in the Peace River Arch area. Of the aggregate purchase price, approximately $15 million is ascribed to third party processing income related to the midstream assets, currently approximately $3 million per year.

         Further information regarding the material change is set forth in the press release attached hereto as Schedule "A".

ITEM 6   RELIANCE ON SECTION 146(2) OF THE SECURITIES ACT:

         Not Applicable.

ITEM 7   OMITTED INFORMATION:

         Not Applicable.

ITEM 8   SENIOR OFFICER:

         Inquiries in respect of the material change referred to herein may be made to:

         Ronald J. Ambrozy
         Vice President, Business Development
         PrimeWest Energy Inc.
         Tel:     (403) 234-6602

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                                       -3-


ITEM 9   STATEMENT OF SENIOR OFFICER:

         The foregoing accurately discloses the material change referred to in this Report.

Dated at Calgary, Alberta, this 3rd day of December, 2002.



                                   PRIMEWEST ENERGY TRUST, by its
                                   authorized attorney
                                   PRIMEWEST ENERGY INC.

                                   Per: /s/ James T. Bruvall
                                        ---------------------------------------
                                        James T. Bruvall
                                        Corporate Secretary


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                                  SCHEDULE "A"

                                  PRESS RELEASE


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                     [LETTERHEAD OF PRIMEWEST ENERGY TRUST]


FOR IMMEDIATE RELASE

--------------------------------------------------------------------------------

November 25, 2002

PrimeWest To Acquire Alberta Natural Gas Assets

CALGARY (TSX: PWI.UN AND PWX; NYSE: PWI) - PrimeWest Energy Trust today announced the planned acquisitions of certain natural gas and crude oil properties, with production weighted 86% to natural gas, primarily in the Caroline and Peace River Arch areas of Alberta, for cash, net of estimated closing adjustments, of approximately $206 million at closing. Of the purchase price, $191 million is attributed to gas and oil reserves and $15 million is attributed to certain natural gas processing midstream assets.

The acquisition will be effected through a wholly-owned subsidiary of PrimeWest Energy Inc. and is expected to close on December 31, 2002. Completion of the acquisition is subject to regulatory and other conditions which are typical of transactions of this nature. The scheduled closing date may be extended by up to 15 business days in certain circumstances.

Canadian Imperial Bank of Commerce (`CIBC') has provided an underwritten credit facility in the amount of $490 million that will replace PrimeWest's existing credit facilities and fund the acquisition and provide for existing and future debt. As at September 30, 2002, PrimeWest's net debt was $271 million, adjusted to $166 million on a pro-forma basis to reflect the November 13, 2002 equity issue which raised net proceeds of $104.5 million.

The acquired oil and gas assets currently have a production rate of approximately 6,500 BOE per day. The properties are characterized by high per barrel margins as a result of premium revenue streams attributable to liquids rich, high heating content natural gas combined with a low operating cost structure. A number of production and reserve enhancement opportunities have been identified which will be pursued in 2003 and 2004.

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NOVEMBER 25, 2002

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The natural gas processing midstream assets principally relate to the Valhalla gas processing plant located in the Peace River Arch area. Of the aggregate purchase price, approximately $15 million is ascribed to third party processing income related to the midstream assets, currently approximately $3 million per year.



The acquisition of assets at Caroline, representing approximately 50% of the production being acquired, is consistent with PrimeWest's strategy of consolidating interests in an existing core area where a competitive advantage exists and resident technical skills can be leveraged. PrimeWest's existing Caroline assets, combined with those assets represented by this transaction and the recently announced planned acquisition of another Caroline operation, will make Caroline PrimeWest's largest core operating area with production of approximately 6,000 BOE per day. PrimeWest will acquire a 100% interest in a 25 MMcf per day natural gas processing plant and related gas gathering infrastructure in addition to liquids rich natural gas production and reserves. Future reserve growth in this area will be enhanced by a significant farm-in opportunity on the vendor's retained undeveloped lands held by a Canadian affiliate (`Newco'), including the right to purchase the Newco share of developed reserves at a future date. Furthermore, an Area of Mutual Interest will be established with Newco focused on low risk, high impact gas development drilling activities.



The Peace River Arch area, consisting of properties at Pouce Coupe, Knopcik and Valhalla, represents approximately 38% of the acquired production, and is adjacent to other PrimeWest operations in the area. PrimeWest acquires a 100% interest in a 30 MMcf per day natural gas processing plant having a current capacity utilization of 55% (including 8 MMcf per day of third party custom processed volumes), as well as liquids rich natural gas and light gravity crude oil production and reserves.



Minor properties, representing approximately 12% of the acquired production, include certain interests at Dawson and Crossfield which are complementary to existing PrimeWest core areas of operation.

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NOVEMBER 25, 2002

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RESERVES & PRODUCTION
---------------------
                        --------------------------------------------------------
                                             RESERVES (1) (2)
                        --------------------------------------------------------
                         NATURAL GAS     CRUDE OIL       NGLS     EQUIVALENT (3)
                            (BCF)         (MBBL)        (MBBL)        (MBOE)
                            -----         ------        ------        ------

Proved Producing              56.5            81        1,512         11,013
Total Proved                  76.2           156        1,976         14,826
Proved plus Probables        103.9           270        2,754         20,340
Established                   90.0           213        2,365         17,583

                        --------------------------------------------------------
                                       CURRENT DAILY PRODUCTION (2)
                        -------------------------------------------------------
                         NATURAL GAS     CRUDE OIL       NGLS     EQUIVALENT (3)
                           (MMCF/D)        (BBL/D)      (BBL/D)      (BOE/D)
                           --------        -------      -------      -------
                              33.6           135          765          6,500

(1) Estimated reserves as of October 1, 2002 based on the vendor's McDaniel & Associates Consultants Ltd. reserve report effective July 1, 2002.

(2)  Reserves and production are before the deduction of royalties.

(3)  Natural gas converted to crude oil on a 6:1 basis.


FINANCIAL AND OPERATING HIGHLIGHTS
----------------------------------

         o Estimated third party processing income of $3 million per year related to midstream assets (to which a $15 million value has been ascribed)

         o Established reserves acquisition cost of $10.86 per BOE (October 1, 2002 estimated reserves net of ascribed value of $15 million attributed to midstream assets)

         o Production acquisition cost of $29,385 per BOE per day (net of ascribed value of $15 million attributed to midstream assets)

         o Anticipated 2003 cash flow of $47 million based on AECO $5.38 per mcf and WTI of $US 25.00 per bbl in 2003 (consultant average 2003 commodity price forecast as of October 1, 2002)

         o        Purchase price represents a cash flow multiple of 4.4 times

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NOVEMBER 25, 2002

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         o        RLI of 7.4 years on an established reserves basis, expected to be extended as development upsides are realized and incremental reserves added.

         o        85% operated

         o        Increases PrimeWest's natural gas production weighting to 68%.
                  NGL weighting increases to 9% and oil weighting decreases to
                  23%

         o Accretive to forecast 2003 cash flow per unit and production per unit

         o        Accretive to PrimeWest's net asset value

         o Operating costs, before synergies, of approximately $4.50 per BOE gross ($3.25 per BOE net of processing income attributed to the midstream assets)

         o No material incremental G&A costs; post acquisition PrimeWest's overall G&A costs are expected to decline by approximately 10% - 15% per BOE

INCREMENTAL VALUE CREATION OPPORTUNITIES
----------------------------------------

The acquired assets currently have a production rate of approximately 6,500 BOE per day. This figure is expected to increase to approximately 7,000 BOE per day by year-end 2002 as certain development activities currently being undertaken are completed. In addition, a number of incremental value accretion opportunities have been identified by PrimeWest, which will be undertaken in 2003.

Caroline Gas Processing Rationalization

Currently, approximately 13 MMcf per day of PrimeWest natural gas production in the Caroline area, including that related to the previously announced Caroline property acquisition, is custom processed at two third party natural gas processing plants. Utilizing primarily existing natural gas gathering infrastructure, this gas can be re-directed to the acquired Caroline natural gas processing plant to provide an estimated operating cost saving of approximately $2 million per annum when fully implemented by 2004. PrimeWest also expects to benefit from an anticipated reduction in production outages historically experienced at the third party gas plants. In addition, consolidation is expected to reduce fixed field expenses by a further $500,000 per year effective for 2003.

Caroline Farm-In Right and Area of Mutual Interest

Upon closing, PrimeWest will enter into a farm-in arrangement with Newco on 28 sections of undeveloped land in the Caroline area. Seven low risk development drilling locations have been identified targeting the Cardium (4) and Viking (3) formations. Initial per well gross production rates of approximately 2.0 - 2.5 MMcf per day of natural gas and 40 bbl per day of NGL's are anticipated. Drilling of these locations is expected to commence following closing and will continue on a rolling option basis through 2004.

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NOVEMBER 25, 2002

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In addition, PrimeWest and Newco, upon closing, will agree to a 250 section Area of Mutual Interest (AMI) arrangement in the Caroline area.

Peace River Arch Farm-In Right

Within the Peace River Arch area, PrimeWest and Newco, upon closing, will enter into a farm-in arrangement on three sections of undeveloped land. Two drilling locations targeting the Doig formation have been identified and are expected to be drilled in the first half of 2003. Initial gross production rates of approximately 100 bbls per day of crude oil per well are anticipated.

Future Reserve Acquisition Right

Following completion of the Caroline and Peace River Arch farm-in programs, PrimeWest will have the right, but not the obligation, to acquire Newco's residual interest in the production and reserves developed. The purchase price will be based on an independent reserve evaluation report whereby established reserves will be valued on the basis of the then present value discounted at 10% using a consultant average commodity price forecast. This is expected to be an attractive and accretive follow-up acquisition opportunity in core areas.

The farm-in drilling activities in both Caroline and the Peace River Arch are anticipated to add incremental reserves not provided for in the current reserves evaluation.

PROTECTING TRANSACTION ECONOMICS - HEDGING STRATEGY
---------------------------------------------------

PrimeWest undertakes to protect acquisition economics and to stabilize distributions by actively hedging natural gas and crude oil prices on an ongoing basis.

Accordingly, PrimeWest has purchased the following gas hedging contracts which it believes will protect the transaction economics through 2003 at or near current forward natural gas prices. These hedges will provide significant protection against the potential for softer natural gas prices in early 2003 should a seasonal to milder than normal winter, or other factors, result in downward pressure on prices, yet allow for substantive upside participation should natural gas prices increase from current levels.

     PERIOD              VOLUME        TYPE                 AECO PRICE
     ------              ------        ----                 ----------
                        (MMCF/D)                            ($CDN/MCF)

Jan. - Mar. 2003          23.7     Put                       $5.28
Apr. - June 2003          14.2     Put-Swaption (1)          $5.28

Jul.-Oct. 2003             9.5     Put-Swaption (1)          $5.28

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NOVEMBER 25, 2002

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(1)  Put-Swaption exercise date is March 21, 2003.

A "put" is basically a floor price. Using the first transaction in the table above as an example, if the natural gas price falls below $5.28 per mcf, PrimeWest will receive $5.28 per mcf. If the natural gas price is above $5.28 per mcf, PrimeWest will receive the market price.

A "put-swaption" is basically the right to enter into a fixed price swap at a predetermined price level. In the second transaction above, PrimeWest has purchased the right to enter into a fixed price swap of $5.28 per mcf on or before March 21, 2003. If at March 21, 2003 the market price for the period is below $5.28 per mcf, PrimeWest will exercise its right to enter into a $5.28 per mcf fixed price deal. If the price is above $5.28 per mcf, PrimeWest will not exercise its right and instead will fix the price at the higher prevailing market price.

IMPACT ON DISTRIBUTIONS
-----------------------

While this acquisition is accretive to 2003 cash flow per unit by more than 10 percent, investors should not make any assumptions about the effect of the acquisition on future distributions. Currently PrimeWest is targeting to distribute $0.40 per unit through to the distribution payable on January 15, 2003. Future distribution targets will be communicated as appropriate.

In general, per-unit distributions from oil and gas trusts will decline over time reflecting the declining nature of production from oil and gas assets, offset by the positive impact of initiatives undertaken to increase cash flow, such as increased production rates, reduced costs, accretive acquisitions or increased commodity prices. Distributions will vary periodically depending on underlying asset decline rates, fluctuating commodity prices, operating performance, development program success, capital expenditure levels, debt levels and target payout ratios. Periodically the Board of Directors reviews a variety of factors influencing cash flow and communicates distribution targets to investors.

CONFERENCE CALL AND WEBCAST
---------------------------

PrimeWest will be conducting a conference call and Webcast for interested analysts, brokers, investors and media representatives about the proposed transaction at 9:00 a.m. Mountain standard time, 11:00 a.m. Eastern standard time on November 26, 2002.

Callers may dial 1-800-814-4853 a few minutes prior to start and request the PrimeWest conference call. The call also will be available for replay by dialing 1-877-289-8525, and entering pass code 223351 followed by the pound (#) key.

Interested users of the Internet are invited to go to http://www.newswire.ca/webcast/pages/PrimeWestEnergy20021126 for the live Webcast and/or replay or access the Webcast at the PrimeWest Web site, www.primewestenergy.com.

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NOVEMBER 25, 2002

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FORWARD-LOOKING INFORMATION - CAUTION
-------------------------------------

In the interest of providing PrimeWest unitholders with information regarding these acquisitions, this news release contains forward-looking information that represents management's view of PrimeWest's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof, including but not limited to production volumes, natural gas, crude oil and NGL commodity prices and operating, G&A and capital costs, or PrimeWest's future economic performance. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties which may cause PrimeWest's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, such risks and uncertainties described above and in PrimeWest's filings with the Canadian and U.S. securities authorities. Accordingly, PrimeWest unitholders and potential investors are cautioned that events or circumstances could cause actual results to differ materially from those predicted.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on the Toronto Stock Exchange
(TSX) under the symbol "PWI.UN" and the New York Stock Exchange (NYSE) under the symbol "PWI". Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.